EXHIBIT 99.2
                                                                   ------------

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)


                                                                           THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                  SEPTEMBER 30   September 30     SEPTEMBER 30   September 30
(unaudited)                                                               2007           2006             2007           2006
(in millions of Canadian dollars, unless otherwise noted)                    $              $                $              $
------------------------------------------------------------------------------------------------------------------------------
Sales                                                                      999          1,181            3,131          3,671
------------------------------------------------------------------------------------------------------------------------------
Cost of products sold, excluding amortization                              828            897            2,529           2,722
Distribution costs                                                         115            130              353            388
Countervailing, anti-dumping and other duties                                3              7                9             26
Selling, general and administrative expenses                                32             34              103            100
Mill closure and other elements (note 3 and note 4)                        (28)             1              (60)            13
Amortization of plant and equipment                                        102            106              308            319
Amortization of intangible assets                                            4              4               13             12
------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)                                                    (57)             2             (124)            91
Financial expenses (note 7)                                                 81             86              253            253
Gain on translation of foreign currencies                                 (200)             -             (468)          (141)
Other expenses                                                               6              8               19             22
------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before the following items                                  56            (92)              72            (43)
Income tax recovery (note 8)                                                 -            (52)             (80)          (145)
Share of earnings from investments subject to significant influence          -              -                1              1
Non-controlling interests                                                   (2)            (8)             (21)           (27)
------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                         54            (48)             132             76
==============================================================================================================================

Per common share (in dollars, basic and diluted)
      Net earnings (loss)                                                 0.12          (0.11)            0.30           0.17
==============================================================================================================================

Weighted average number of common shares outstanding (in millions)         440          440              440           440
==============================================================================================================================

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)


                                                                           THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                  SEPTEMBER 30   September 30     SEPTEMBER 30   September 30
(unaudited)                                                               2007           2006             2007           2006
(in millions of Canadian dollars)                                            $              $                $              $
------------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                                         54            (48)             132             76
Other comprehensive income (loss), net of income taxes
      Foreign currency translation adjustment                              (81)             1             (192)           (45)
      Reclassification to earnings of losses on derivatives
         designated as cash flow hedges (a)                                 (8)             -               (9)             -
      Change in unrealized gains on derivatives designated
         as cash flow hedges (b)                                            27              -               55              -
------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                 (8)           (47)             (14)            31
==============================================================================================================================

   (a) Net of $3 million of income taxes in the three months ended September 30, 2007, and of $4 million in the nine months ended September 30, 2007 (2006 - nil).

   (b) Net of $13 million of income taxes in the three months ended September 30, 2007, and of $25 million in the nine months ended September 30, 2007 (2006 - nil).

See accompanying Notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Statements of Cash Flows


                                                                           THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                  SEPTEMBER 30   September 30     SEPTEMBER 30    September 30
(unaudited)                                                               2007           2006             2007            2006
(in millions of Canadian dollars)                                            $              $                $               $
-------------------------------------------------------------------------------------------------------------------------------

Operating activities
Net earnings (loss)                                                         54            (48)             132              76
Amortization                                                               106            110              321             331
Future income taxes                                                         (5)           (52)             (89)           (141)
Gain on translation of foreign currency long-term debt                    (210)             -             (535)           (156)
Employee future benefits, excess of funding over expense                    (8)           (36)             (45)            (54)
Non-cash mill closure and other elements (note 3)                            -              -               (9)              -
Gain on disposal of assets (note 2)                                        (40)             -              (71)              -
Net gain on dilution resulting from units issued by a subsidiary (note 4)    -              -              (33)              -
Non-controlling interests                                                    2              8               21              27
Other non-cash items                                                        (1)             -                -              (3)
-------------------------------------------------------------------------------------------------------------------------------
                                                                          (102)           (18)            (308)             80
Changes in non-cash operating working capital components                  (104)           (43)            (113)           (196)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows used in operating activities                                   (206)           (61)            (421)           (116)
-------------------------------------------------------------------------------------------------------------------------------

Financing activities
Increase in long-term debt                                                  20            190              633             478
Repayment of long-term debt                                                  -            (71)            (335)           (257)
Dividends paid to shareholders                                               -              -                -             (22)
Dividends and cash distributions paid to non-controlling interests          (4)           (13)             (16)            (31)
Net proceeds on issuance of units by a subsidiary (note 4)                   -              -               37               -
-------------------------------------------------------------------------------------------------------------------------------
Cash flows generated by financing activities                                16            106              319             168
-------------------------------------------------------------------------------------------------------------------------------

Investing activities
Additions to property, plant and equipment                                 (30)           (39)             (71)           (107)
Additions to intangible assets                                               -              -                -              (3)
Cash distributions from entities subject to significant influence            1              -                3               -
Receipt of note receivable                                                   -              -                -              10
Net proceeds on disposal of assets (note 2)                                 55              3               97               4
Cash subject to restriction (note 4)                                        (2)             -              (24)              -
Other                                                                        1              -                -               2
-------------------------------------------------------------------------------------------------------------------------------
Cash flows generated by (used in) investing activities                      25            (36)               5             (94)
-------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents during the period        (165)             9              (97)            (42)
Foreign currency translation adjustment                                     (7)             -              (10)              -
Cash and cash equivalents, beginning of period                             268             16              203              67
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                    96             25               96              25
===============================================================================================================================

See accompanying Notes to consolidated financial statements

      Components of the changes in non-cash operating working capital
         Accounts receivable                                               (21)           (23)              38             (21)
         Inventories                                                        11            (39)              16             (43)
         Prepaid expenses                                                    -              1              (18)            (21)
         Accounts payable and accrued liabilities                          (94)            18             (149)           (111)
                                                               -------------------------------   ------------------------------
                                                                          (104)           (43)            (113)           (196)
                                                               -------------------------------   ------------------------------

      Cash outflows (inflows) during the period related to
         Interest on long-term debt                                         79             73              245             232
         Income taxes                                                        3             (1)              10               1
                                                               -------------------------------   ------------------------------
                                                                            82             72              255             233
                                                               -------------------------------   ------------------------------

Abitibi-Consolidated Inc.
Consolidated Balance Sheets


                                                                  SEPTEMBER 30   December 31
(unaudited)                                                               2007          2006
(in millions of Canadian dollars)                                            $             $
---------------------------------------------------------------------------------------------

ASSETS

Current assets
Cash and cash equivalents                                                   96           203
Accounts receivable                                                        370           362
Inventories                                                                653           683
Prepaid expenses                                                            71            53
Future income taxes                                                         30            70
---------------------------------------------------------------------------------------------
                                                                         1,220         1,371

Timberlands held for sale (note 2)                                          11             -
Property, plant and equipment (note 5)                                   3,583         3,984
Intangible assets                                                          447           460
Employee future benefits                                                   381           328
Future income taxes                                                        278           322
Other assets (note 4)                                                      181           200
Goodwill (note 6)                                                        1,293         1,297
---------------------------------------------------------------------------------------------
                                                                         7,394         7,962
=============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 9)                          626           785
Long-term debt due within one year                                         336            72
---------------------------------------------------------------------------------------------
                                                                           962           857

Long-term debt                                                           3,279         3,792
Employee future benefits                                                   158           162
Future income taxes                                                        523           629
Non-controlling interests                                                   73            71

Shareholders' equity
Capital stock                                                            3,518         3,518
Contributed surplus                                                         43            40
Deficit                                                                   (745)         (843)
Accumulated other comprehensive loss (note 13)                            (417)         (264)
---------------------------------------------------------------------------------------------
                                                                         2,399         2,451
---------------------------------------------------------------------------------------------
                                                                         7,394         7,962
=============================================================================================

See accompanying Notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Statements of Changes in Shareholders' Equity


                                                                           THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                  SEPTEMBER 30   September 30   SEPTEMBER 30   September 30
(unaudited)                                                               2007           2006           2007           2006
(in millions of Canadian dollars)                                            $              $              $              $
----------------------------------------------------------------------------------------------------------------------------

Capital stock
----------------------------------------------------------------------------------------------------------------------------
Common shares, beginning and end of period                               3,518          3,518          3,518          3,518
----------------------------------------------------------------------------------------------------------------------------
Contributed surplus
Contributed surplus, beginning of period                                    42             37             40             34
Stock options                                                                1              2              3              5
----------------------------------------------------------------------------------------------------------------------------
Contributed surplus, end of period                                          43             39             43             39
----------------------------------------------------------------------------------------------------------------------------
Deficit
Deficit, beginning of period                                              (799)          (773)          (843)          (875)
Transition adjustment on adoption of Financial Instruments
      standards, net of taxes (note 1)                                       -              -            (34)             -
Net earnings                                                                54            (48)           132             76
Dividends declared                                                           -              -              -            (22)
----------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                    (745)          (821)          (745)          (821)
----------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive loss, net of taxes
Accumulated other comprehensive loss, beginning of period                 (355)          (322)          (264)          (276)
Transition adjustment on adoption of Financial Instruments
      standards (note 1)                                                     -              -             (7)             -
Other comprehensive loss for the period                                    (62)             1           (146)           (45)
----------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive loss, end of period                       (417)          (321)          (417)          (321)
----------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity, end of period                                2,399          2,415          2,399          2,415
============================================================================================================================

Total of deficit and accumulated other comprehensive loss amounts to $1,162 million as of September 30, 2007 ($1,142 million as of September 30, 2006).

See accompanying Notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Business Segments
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


                                                                            Operating Additions to     Sales
THREE MONTHS ENDED SEPTEMBER 30, 2007            Sales   Amortization  profit(loss) capital assets(2) volume
-----------------------------------------------------------------------------------------------------------------------------------
                                                     $         $            $            $
Newsprint                                          536        57           15           12              830  thousands of tonnes
Commercial printing papers                         335        38          (43)          10              424  thousands of tonnes
Wood products (3)                                  128        11          (29)           8              362  millions of board feet
-----------------------------------------------------------------------------------------------------------------------------------
                                                   999       106          (57)          30
===================================================================================================================================
THREE MONTHS ENDED SEPTEMBER 30, 2006
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                          630        59           40           22              848  thousands of tonnes
Commercial printing papers                         386        38           (5)           9              446  thousands of tonnes
Wood products (3)                                  165        13          (33)           8              439  millions of board feet
-----------------------------------------------------------------------------------------------------------------------------------
                                                 1,181       110            2           39
===================================================================================================================================

                                                                       Operating Additions to          Sales
NINE MONTHS ENDED SEPTEMBER 30, 2007             Sales   Amortization  profit(loss) capital assets(2) volume
-----------------------------------------------------------------------------------------------------------------------------------
                                                     $         $            $            $
Newsprint                                        1,682       174           46           43            2,436  thousands of tonnes
Commercial printing papers                       1,030       114          (87)          19            1,238  thousands of tonnes
Wood products (3)                                  419        33          (83)           9            1,193  millions of board feet
-----------------------------------------------------------------------------------------------------------------------------------
                                                 3,131       321         (124)          71
===================================================================================================================================
NINE MONTHS ENDED SEPTEMBER 30, 2006
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                        1,929       178          145           56            2,581  thousands of tonnes
Commercial printing papers                       1,142       117          (24)          34            1,327  thousands of tonnes
Wood products (3)                                  600        36          (30)          20            1,479  millions of board feet
-----------------------------------------------------------------------------------------------------------------------------------
                                                 3,671       331           91          110
===================================================================================================================================

 (1) Specific items affecting:
                                                Mill closure and other elements
                                                -------------------------------
                                                Mill closure     Other      CVD,AD and         SG&A               Total
     THREE MONTHS ENDED SEPTEMBER 30, 2007              cost  elements(4) other duties(5)  expenses(6)   specific items
     -------------------------------------------------------------------------------------------------------------------
                                                       $            $             $            $                $
     Newsprint                                         1          (35)            -            -              (34)
     Commercial printing papers                        2            3             -            -                5
     Wood products                                     -            1             -            -                1
     -------------------------------------------------------------------------------------------------------------------
                                                       3          (31)            -            -              (28)
     ===================================================================================================================
     Three months ended September 30, 2006
     -------------------------------------------------------------------------------------------------------------------
     Newsprint                                         -            -             -            -                -
     Commercial printing papers                        -            1             -            -                1
     Wood products                                     -            -             7            -                7
     -------------------------------------------------------------------------------------------------------------------
                                                       -            1             7            -                8
     ===================================================================================================================

                                                Mill closure and other elements
                                                -------------------------------
                                                Mill closure     Other      CVD,AD and         SG&A               Total
     NINE MONTHS ENDED SEPTEMBER 30, 2007               cost  elements(4) other duties(5)  expenses(6)   specific items
     -------------------------------------------------------------------------------------------------------------------
                                                       $            $             $            $                $
     Newsprint                                         2          (86)            -           (1)             (85)
     Commercial printing papers                       21           (1)            -           (1)              19
     Wood products                                     -            4            (2)           -                2
     -------------------------------------------------------------------------------------------------------------------
                                                      23          (83)           (2)          (2)             (64)
     ===================================================================================================================
     Nine months ended September 30, 2006
    --------------------------------------------------------------------------------------------------------------------
     Newsprint                                         1            6             -           (6)               1
     Commercial printing papers                        -            6             -           (3)               3
     Wood products                                     -            -            26           (2)              24
     -------------------------------------------------------------------------------------------------------------------
                                                       1           12            26          (11)              28
     ===================================================================================================================

  (2) Capital assets include property, plant and equipment and intangible assets.
  (3) Wood products sales exclude inter-segment sales of $40 million for the three months ended September 30, 2007 ($37 million for the three months ended September 30, 2006) and $118 million for the the nine months ended September 30, 2007 ($125 million for the nine months ended September 30, 2006).
  (4) Other elements include early retirement program, labour force reductions, gain on sale of timberlands, net gain on dilution resulting from units issued by a subsidiary and expenses related to the Abitibi-Consolidated Inc. and Bowater Incorporated merger.
  (5) Credit related to adjustment to the settlement of the lumber dispute.
  (6) Related to prior years capital tax adjustment included in selling, general and administrative expenses.

                                                                                    SEPTEMBER 30   December 31
                                                                                            2007          2006
TOTAL ASSETS                                                                                   $             $
---------------------------------------------------------------------------------------------------------------

Newsprint                                                                                  4,051         4,358
Commercial printing papers                                                                 2,603         2,742
Wood products                                                                                740           862
---------------------------------------------------------------------------------------------------------------
                                                                                           7,394         7,962
===============================================================================================================

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
September 30, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


  1.  SUMMARY OF  SIGNIFICANT  ACCOUNTING  POLICIES
      These interim consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), with the exception that their disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest annual financial statements.

      These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2006, except for the following:

      ACCOUNTING CHANGES
      On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

      FINANCIAL INSTRUMENTS
      On January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement and Section 3865, Hedges. These standards provide accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.

      The Company's adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments that have been recorded in opening deficit or opening accumulated other comprehensive loss as described below. The comparative interim consolidated financial statements have not been restated other than for the foreign currency translation adjustment, which is now disclosed within accumulated other comprehensive loss. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

      (a) COMPREHENSIVE INCOME (LOSS)
      Comprehensive income (loss), established under CICA Section 1530, is defined as the change in equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company's net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from net earnings
      (loss), and include foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income (loss) are disclosed in the interim consolidated statements of comprehensive income
      (loss).

      (b) FINANCIAL ASSETS AND FINANCIAL LIABILITIES
      Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

         HELD-FOR-TRADING
         Financial instruments classified as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings (loss) in the period in which these changes arise.

         HELD-TO-MATURITY INVESTMENTS, LOANS AND RECEIVABLES AND OTHER FINANCIAL LIABILITIES
         Financial instruments classified as loans and receivables, held-to-maturity investments and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings (loss) over the expected life of the instrument.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
September 30, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

         AVAILABLE-FOR-SALE
         Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the changes arise. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings (loss) whenever it is necessary to reflect other-than-temporary impairment. Upon derecognition, all cumulative gain or loss is then recognized in net earnings (loss).

      As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company's investments consist of equity accounted for investments which are excluded from the scope of this standard. Accounts payable and accrued liabilities and long-term debt, including interest payable are classified as other liabilities, all of which are measured at amortized cost.

      (c) DERIVATIVES AND HEDGE ACCOUNTING

         EMBEDDED DERIVATIVES
         All derivative instruments are recorded in the consolidated balance sheets at fair value at each balance sheet date. Derivatives may be embedded in other financial instruments (the "host instrument"). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivatives if their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value at each balance sheet date with subsequent changes recognized in net earnings (loss) in the period in which the changes arise. The Company selected January 1, 2003 as its transition date for embedded derivatives, which is the latest date that could be selected according to the accounting standard.

         HEDGE ACCOUNTING
         At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. Under the new standards, all derivatives are recorded at fair value. These derivatives are recorded in accounts receivable or accounts payable. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in the consolidated statements of earnings (loss). When derivatives are designated as hedges, the Company classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges).

         FAIR VALUE HEDGE
         The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the consolidated statements of earnings (loss). A corresponding adjustment amounting to changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk is recorded as an adjustment of the hedged item and to earnings. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in "Financial expenses" in the consolidated statements of earnings (loss). If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the consolidated statements of earnings (loss) based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognized in which case it is released to the statements of earnings (loss) immediately. Upon adoption of the new standards, the Company recorded a net increase in accounts payable of $37 million, and a decrease of $37 million in long-term debt.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
September 30, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


         CASH FLOW HEDGE
         The Company has outstanding options and forward exchange contracts, which it designates as cash flow hedges of anticipated future revenue for a maximum period of two years. The amounts and timing of future cash flows are projected on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in comprehensive income (loss). Any gain or loss in fair value relating to the ineffective portion is recognized immediately in "Sales" in the consolidated statements of earnings (loss). Amounts accumulated in other comprehensive income (loss) are reclassified to the consolidated statement of earnings (loss) in the period in which the hedged item affects earnings. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income (loss) at that time remains in other comprehensive income (loss) until the forecasted transaction is eventually recognized in the consolidated statements of earnings (loss). When it is probable that a forecasted transaction will not occur, the cumulative gain or loss that was reported in other comprehensive income (loss) is immediately transferred to the statements of earnings (loss). Upon adoption of the new standards, the Company recorded an increase in accounts payable of $10 million, an increase of $3 million of future income tax assets, and an increase of $7 million net of taxes in accumulated other comprehensive loss.

      (d) DEFERRED FINANCING FEES

      Under the new standards, transaction costs related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) may be either all recognized into earnings
      (loss) as incurred, or are recorded with the asset or liability to which they are associated and amortized using the effective-interest rate method. Previously, the Company had deferred these costs and amortized them over the life of the related financial asset or liability.

      The Company elected to recognize all such costs into earnings (loss). As a result, the Company wrote-off deferred financing costs of $39 million and income taxes of $5 million, resulting in a $34 million adjustment to deficit on January 1, 2007.

      The following table summarizes the transition adjustments required to adopt the new standards:

                                                                                               ACCUMULATED OTHER
                                                                   DEFICIT                    COMPREHENSIVE LOSS
                                                         -----------------------------   ------------------------------
                                                            Before tax      After tax        Before tax      After tax
                                                                     $              $                 $              $
       ----------------------------------------------------------------------------------------------------------------

       Adoption of new accounting policies for:
           Deferred financing costs                                (39)           (34)                -              -
           Cash flow hedges                                          -              -               (10)            (7)
       ----------------------------------------------------------------------------------------------------------------
                                                                   (39)           (34)              (10)           (7)
       ================================================================================================================

      The fair value of financial instruments is determined using price quoted on active markets, when available, and recognized valuation models using observable market-based inputs.

      ACCOUNTING PRINCIPLES ISSUED BUT NOT YET IMPLEMENTED
      ----------------------------------------------------
      FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION
      In December 2006, the CICA published the following two sections of the CICA Handbook: Section 3862, Financial Instruments - Disclosures and
      Section 3863, Financial Instruments - Presentation. These standards introduce disclosure and presentation requirements that will enable financial statements' users to evaluate, and enhance their understanding of the significance of financial instruments for the entity's financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
September 30, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


      CAPITAL DISCLOSURES
      In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of both qualitative and quantitative information that enables financial statements' users to evaluate the entity's objectives, policies and processes for managing capital.

      INVENTORIES
      In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories.
      Section 3031 provides guidance on the determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

      Those standards must be adopted by the Company for the fiscal year beginning on January 1, 2008. While the Company is currently assessing the impact of these new recommendations on its financial statements, it does not expect the recommendations to have a significant impact on its financial position, earnings or cash flows.

   2. TIMBERLANDS HELD FOR SALE

      On February 23, 2007, the Company acquired all of the timberlands from its 52.5%-owned subsidiary located in Augusta, Georgia. This related-party transaction was concluded at fair market value, and the partner's $9 million share of the gain recorded by the subsidiary is presented in "Mill closure and other elements" in the "Newsprint" segment, in the interim consolidated statements of earnings. This gain, which is to be recognized by the Company's minority shareholders in the subsidiary, has been recorded in "Non-controlling interests" and, thus, the transaction has no impact on the "Net earnings" in the consolidated statements of earnings.

      In the three months ended September 30, 2007, the Company sold 20,331 acres of timberlands for net proceeds of $53 million (US$50.5 million) (38,054 acres of timberlands for net proceeds of $97 million (US$91.8 million) in the nine months ended September 30, 2007). The Company expects to complete the sale before the end of the first quarter of 2008. As the "held for sale" classification criteria were met as at September 30, 2007, the timberlands, with a book value of $11 million, are classified as such in the consolidated balance sheets.

   3. MILL CLOSURE AND OTHER ELEMENTS

      THREE MONTHS ENDED SEPTEMBER 30, 2007
      On February 25, 2007, the Company idled its Fort William, Ontario, paper mill for an indefinite period of time, due to current market conditions and high production costs. In the three months ended September 30, 2007, a charge of $2 million of mill closure elements was recorded related to this idling, in the "Commercial printing papers" segment, mainly for severance and other labour-related costs. During the quarter, the Company also recorded a charge of $1 million related to a previously closed mill, which was recorded in the "Newsprint" segment.

      During the quarter, the Company recorded a gain of $40 million on the disposal of timberlands and $9 million of costs related to the announced merger of the Company and Bowater Incorporated ("Bowater"). The "Newsprint", "Commercial printing papers" and "Wood products" segments were impacted by a credit of $35 million, a charge of $3 million and a charge of $1 million, respectively.

      THREE MONTHS ENDED SEPTEMBER 30, 2006
      In the three months ended September 30, 2006, the Company recorded a charge of $1 million of labour force reductions in the "Commercial printing papers" segment.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
September 30, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


      NINE MONTHS ENDED SEPTEMBER 30, 2007
      The idling of the Fort William paper mill resulted in a charge of $20 million of mill closure elements, mainly for severance and other labour-related costs in the nine months ended September 30, 2007. During this period, the Company also recorded a charge of $3 million of mill closure elements. The mill closure elements included in the "Newsprint" and "Commercial printing papers" segments were charges of $2 million and $21 million, respectively.

      In the nine months ended September 30, 2007, the Company recorded a gain of $71 million on the disposal of timberlands, a net gain on dilution of $33 million resulting from units issued by a subsidiary (see note 4), $29 million of costs related to the announced merger of the Company and Bowater, a $1 million charge of early retirement program and labour force reductions, and the partner's $9 million share of the gain recorded by the subsidiary upon the sale of all its timberlands to the Company. The other elements included in the "Newsprint", "Commercial printing papers" and "Wood products" segments were a credit of $86 million, a credit of $1 million and a charge of $4 million, respectively.

      NINE MONTHS ENDED SEPTEMBER 30, 2006
      In the nine months ended September 30, 2006, the Company recorded a charge of $1 million of mill closure elements, which was included in the "Newsprint" segment.

      In the first three quarters of 2006, the Company recorded a charge of $13 million of early retirement program and labour force reductions, as well as a $1 million compensation for reduction of cutting rights in British Columbia. The "Newsprint" and "Commercial printing papers" segments include $6 million and $6 million of other elements, respectively. There are no other elements in the "Wood products" segment in the nine months ended September 30, 2006.

   4. PARTNERSHIP IN ENERGY GENERATION

      On April 1, 2007, the Company completed the transfer of its Ontario hydroelectric assets and related water rights (the "Facilities") to its wholly owned subsidiary called ACH Limited Partnership ("ACH LP"). On April 2, ACH LP issued new units equivalent to a 25% interest of the partnership to the Caisse de depot et placement du Quebec (the "Caisse"), for gross proceeds of $48 million. This transaction resulted in a net gain on dilution resulting from units issued by a subsidiary of $33 million, after $11 million of transaction costs ($32 million net of income taxes) recorded in "Mill closure and other elements", of which $23 million is included in the "Newsprint" segment and $10 million in the "Commercial printing papers" segment.

      The Caisse has also provided ACH LP with a 10-year unsecured 7.132% term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the Facilities.

      ACH LP has also entered into an unsecured bank credit facility of $15 million, for general business purposes. The facility matures on March 31, 2010 and is non recourse to the Company.

      The unsecured term loan and unsecured bank credit facility require ACH LP to meet a specific financial ratio, which is met as at September 30, 2007.

      As of September 30, 2007, ACH LP had $24 million of restricted cash recorded in "Other assets". Of this amount, $18 million will be used over the next three years to realize a capital project related to the Facilities and $6 million is required as reserves under the term loan credit agreement.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
September 30, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


   5. IMPAIRMENT OF LONG-LIVED ASSETS
      As at September 30, 2007, the Company reviewed the impairment test on the indefinitely idled Lufkin, Texas paper mill. The test was performed in the fourth quarter of 2006 under the assumption that the mill would restart producing lightweight coated paper under a partnership structure. Given that alternative scenarios could not be discussed with the new management of AbitibiBowater due to competition restrictions, this scenario is considered by the Company's management as being the most likely in the context of Abitibi-Consolidated as a stand alone company. Therefore, the Company concluded that the recognition of an impairment charge was not required, as the estimated undiscounted cash flows exceeded the $212 million book value. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is possible that changes in future conditions, including the merger of Abitibi-Consolidated and Bowater, may lead management to use different key assumptions, which could result in a material change in the book value of these assets.

   6. GOODWILL
      Goodwill is subject to an annual impairment test performed during the fourth quarter of each year. The Company has initiated its annual goodwill impairment test based on consistent assumptions compared to the previous year. Different preliminary scenarios have been prepared to evaluate the risk and sensitivities of impairment. The calculations have not been finalized but based on current assumptions the excess of the fair value over book value is significantly lower compared to the test made the previous year, particularly in the "Commercial Printing Papers" segment. As at September 30, 2007, goodwill for the "Commercial Printing Papers" segment amounted to $439 million and goodwill for the "Newsprint" segment amounted to $854 million. In the event that the final evaluation of the "Commercial Printing Papers" segment results in a valuation that is lower than its carrying value, this segment would have to record an impairment charge to its goodwill. With the completion of the combination between the Company and Bowater in the fourth quarter of 2007, all assets and liabilities of the Company, including goodwill, will be reassessed and evaluated at their fair market value.

   7. FINANCIAL EXPENSES
                                                         THREE MONTHS ENDED         NINE MONTHS ENDED
                                                               SEPTEMBER 30              SEPTEMBER 30
                                                        2007           2006        2007          2006
                                                           $              $           $             $
       -----------------------------------------------------------------------------------------------

       Interest on long-term debt                         80             81         248           237
       Amortization of deferred financing fees             -              1           -             5
       Interest income                                    (3)             -         (10)           (2)
       Other                                               4              4          15            13
       -----------------------------------------------------------------------------------------------
                                                          81             86         253           253
       ===============================================================================================

   8. INCOME TAX RECOVERY
      In the three months ended September 30, 2007, unfavourable tax adjustments of $3 million are included in income tax recovery ($12 million of favourable adjustments in the three months ended September 30, 2006, related to the settlement of prior-years tax audits).

      In the nine months ended September 30, 2007, favourable income tax adjustments of $27 million are included in income tax recovery, due to the revision of prior-period tax provisions, to realized losses, to prospective reductions in income tax rates and to unfavourable tax adjustments ($97 million in the nine months ended September 30, 2006, which is related to the settlement of prior-years income tax issues and to the prospective reduction in the Canadian federal income tax rate).

      The  non-taxable   portion  of  foreign   exchange  gains  is  taken  into
      consideration in the determination of the income tax recovery.

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
September 30, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


   9. MILL CLOSURE ELEMENTS PROVISION
      The following table provides a reconciliation of the mill closure elements
      provision,   which   comprises,   in  most  part,   severance   and  other
      labour-related costs and contractual obligations, for the periods:

                                                                       THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                             SEPTEMBER 30              SEPTEMBER 30
                                                                      2007           2006       2007           2006
                                                                         $              $          $              $
       -------------------------------------------------------------------------------------------------------------

       Mill closure elements provision, beginning of period             12             20          7             38
       Mill closure elements incurred during the period                  1              -         21              -
       Payments                                                         (3)            (2)       (18)           (20)
       -------------------------------------------------------------------------------------------------------------
       Mill closure elements provision, end of period                   10             18         10            18
       =============================================================================================================

      The Company expects to pay most of the balance of the provision for mill closure elements within the next twelve months.

  10. LONG-TERM DEBT
      The Company's bank credit facilities require that some specific financial ratios be met. During July of 2007, the interest coverage ratio was waived until the end of the second quarter of 2008. AbitibiBowater, on behalf of the Company, is currently in negotiation with financial institutions to refinance those revolving credit facilities and the related covenants are part of the negotiations.

  11. EMPLOYEE FUTURE BENEFITS
      The following table provides total employee future benefit costs for the periods:

                                                                       THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                             SEPTEMBER 30              SEPTEMBER 30
                                                                      2007           2006       2007           2006
                                                                         $              $          $              $
       ------------------------------------------------------------------------------------------------------------

       Defined contribution pension plans                                4              4         11             11
       Defined benefit pension plans and other benefits                 37             39        114            112
       -------------------------------------------------------------------------------------------------------------
                                                                        41             43        125            123
       =============================================================================================================

  12. FUTURE INCOME TAXES
      As at September 30, 2007, the Company had United States federal and state net operating loss carry forwards of approximately US$1 billion. These loss carry forwards expire at various dates until 2026. In the third quarter of 2007, the Company estimated its future taxable income as a stand alone company and concluded that all deferred income tax assets would be used before their expiry date.

  13. ACCUMULATED OTHER COMPREHENSIVE LOSS
      The  following  table  provides  the  components  of  "Accumulated   other
      comprehensive loss" in the consolidated balance sheets as at:

                                                                                         SEPTEMBER 30    December 31
                                                                                                 2007           2006
                                                                                                    $              $
       --------------------------------------------------------------------------------------------------------------

       Foreign currency translation adjustment                                                   (456)          (264)
       Unrealized gains on derivative instruments designated as cash flow hedges, net of taxes     39              -
       --------------------------------------------------------------------------------------------------------------
                                                                                                 (417)          (264)
       ==============================================================================================================

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
September 30, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


  14. SUBSEQUENT EVENTS

      ABITIBI-CONSOLIDATED INC. AND BOWATER INCORPORATED MERGER
      On October 23, 2007, Abitibi-Consolidated Inc. ("Abitibi-Consolidated") and Bowater entered into a settlement agreement with the U.S. Department of Justice ("DOJ") in order to obtain regulatory approval of their all-stock merger of equals which was announced on January 29, 2007. On October 29, 2007, under the terms of the transaction, each common share of Abitibi-Consolidated was exchanged for 0.06261 common share of AbitibiBowater Inc. ("AbitibiBowater"), and each Bowater common share was exchanged for 0.52 common share of AbitibiBowater. The exchange ratio resulted in 48% of AbitibiBowater being owned by former Abitibi-Consolidated shareholders and 52% of AbitibiBowater being owned by former Bowater shareholders.

      SNOWFLAKE FACILITIES TO BE SOLD
      As part of the settlement agreement entered into with the DOJ, the Company agreed to sell the Snowflake, Arizona facilities. The divestiture must be completed within the time period provided for in the agreement, or a trustee will be empowered to complete the sale. The book value of the net assets related to the location as at September 30, 2007 was $166 million and will qualify under the criteria of assets held for sale for presentation only in the fourth quarter of 2007.

  15. COMPARATIVE FIGURES
      Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.